

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 21, 2013

Kathleen M. Long
Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

Re: Nuveen California Municipal Value Fund, Inc. (the "Fund")
        File Numbers: 333-187008; 811-05235

Dear Ms. Long:

        We have reviewed the registration statement on Form N-2 for the Fund, filed on March 1, 2013. The filing was made for the purpose of registering Common Stock of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

Cover Page

1. The fourth sentence of the first paragraph states that "[t]he Fund seeks to achieve its investment objectives by investing, under normal circumstances, at least 80% of its Managed Assets (as defined below under *Portfolio Contents*) in <u>investments</u> the income from which is exempt from regular federal and California income tax" (emphasis added). Consistent with the disclosure in the paragraph under "Portfolio Contents," please revise the word "investments" to read "municipal securities."

2. The first sentence of the paragraph under "Portfolio Contents" states that "[a]s a fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets (as defined below) in municipal securities <u>and other related investments</u> the income from which is exempt from regular federal and California income tax" (emphasis added). Please explain in this section what is meant by the phrase "other related investments." Please also explain to us how this is consistent with rule 35d-1 under the 1940 Act.

Prospectus Summary (Pages 1 – 13)

3. The third sentence of the first paragraph under "Investment Objectives and Policies" on page 1 states that "[m]unicipal securities in which the Fund invests are securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and related securities and <u>derivative investments</u> creating exposure to municipal bonds, notes and securities, that provide for the payment of interest income that is exempt from regular federal and California income taxes" (emphasis added). Please tell us whether the Fund's investments in derivatives will be counted towards the Fund's 80% tests. If so, please confirm to us that the derivative investments will be included based on their market value and not their notional value.

4. The first sentence of the seventh paragraph under "Investment Objectives and Policies" on page 2 states that "[a] security is considered investment grade quality if it is rated within the four highest grades by at least one of the nationally recognized statistical rating organizations ('NRSROs') that rate such security, or if it is unrated but judged to be of comparable quality by Nuveen Asset Management." However, the second sentence of such paragraph states that "[b]elow investment grade quality municipal securities include those municipal securities that are rated investment grade by one or more NRSROs, but rated below investment grade by at least one NRSRO." These sentences appear to be contradictory, as an investment that is rated as investment quality by one NRSRO and as below investment grade by another NRSRO would be deemed to be investment grade quality by the first sentence and below investment grade by the second sentence. Please revise this paragraph to disclose the Fund's policy more clearly. Please also state, as you do elsewhere, that municipal securities of below investment grade quality are regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal, and are commonly referred to as junk bonds.

5. The second sentence of the second paragraph under "Use of Leverage" on page 3 includes a cross reference to "Risk Factors—Leverage Risks." This cross reference is also included in other sections of the registration statement (<u>see, e.g.</u>, page 18). However, no such section appears to exist. Please revise the disclosure to include the appropriate cross-reference.

6. The first sentence of the second paragraph under "Derivatives Risk, including the Risk of Swaps" on page 11 states that "[t]he Fund may enter into various types of derivatives transactions, including futures, options, swaps (including credit default swaps, interest rate swaps and total return swaps), among others." Please confirm that the derivatives listed in this sentence are all the derivatives that the Fund will invest in as a principal investment strategy. With respect to the Fund's investments in total return swaps, please note that when the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. <u>See generally</u> Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. <u>See</u> Investment Company Act Release No. 29776 (Aug. 31, 2011).

Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

7. Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled "Distributions" on page 12. Please also explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

Summary of Fund Expenses (Pages 14 – 15)

8. Please state in the narrative following the table on page 14 that "Other Expenses" are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

The Fund's Investments (Pages 19 – 31)

9. The paragraph under "Opportunities for Diversification" on page 19 states that "[a]s of September 30, 2012, the municipal securities market aggregated approximately $3.7 trillion, with approximately 55,000 issuers, and a wide array of financing purposes, security terms, offering structures and credit quality." Please provide in this section similar information with respect to the California municipal securities market.

10. The last paragraph prior to "Municipal Leases and Certificates of Participation" on page 24 discusses the concept of duration. Please also disclose in this section the Fund's average duration as of a recent date. Provide an example of duration.

11. The first sentence of the first paragraph under "Other Investment Companies" on page 30 states that "[t]he Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end investment companies (including exchange-traded funds ('ETFs')) that invest primarily in municipal securities of the types in which the Fund may invest directly." Please confirm that there are no acquired fund fees and expenses that are required to be disclosed pursuant to Instruction 10 to Item 3 of Form N-2.

12. The second sentence of the first paragraph under "Other Investment Companies" on page 30 states that "[i]n addition, the Fund may invest a portion of its Managed Assets in pooled investment vehicles (other than investment companies) that invest primarily in municipal securities of the types in which the Fund may invest directly." Please tell us whether the term "pooled investment vehicles" includes companies that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please also clarify in this section whether the Fund's investment in pooled investment vehicles will be subject to any limitation (particularly in the case of 3(c)(1) and 3(c)(7) companies).

Risk Factors (Pages 36 – 47)

13. The second sentence of the paragraph under "Certain Affiliations" on page 47 states that "[a]bsent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions." Please disclose in this section whether the Fund has applied for or intends to apply for any such exemptive relief. If the Fund has applied for or intends to apply for any such relief, please disclose in this section that there is no guarantee that any such relief will be granted.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Techniques (Pages 3 - 20)

14. The first sentence of the second paragraph under "Segregation of Assets" on page 17 states that "[t]he Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff" (emphasis added). Please disclose in this section what is meant by the term "generally" in this context.

Investment Adviser, Sub-Adviser and Portfolio Manager (Pages 41 – 45)

15. The first sentence of the second paragraph under "Annual cash bonus" on page 44 states that "[a] portion of the Portfolio Manager's annual cash bonus is based on the Fund's investment performance, generally measured over the past one- and three or five-year periods unless the Portfolio Manager's tenure is shorter." Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

*   *   *   *   *   *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel